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BAYN.DE - Bayer AG 1st Investor Conference Call On Bayer’s Offer To Acquire Monsanto M&A Call

EVENT DATE/TIME: MAY 23, 2016 / 07:00AM  GMT

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MAY 23, 2016 / 07:00AM  GMT, BAYN.DE - Bayer AG 1st Investor Conference Call On Bayer’s Offer To Acquire Monsanto M&A Call

CORPORATE PARTICIPANTS

Juergen Beunink Bayer AG - Manager, IR

Werner Baumann Bayer AG - CEO

Liam Condon Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Johannes Dietsch Bayer AG - CFO

CONFERENCE CALL PARTICIPANTS

Sachin Jain BofA Merrill Lynch - Analyst

Pete Verdult Citi - Analyst

Florent Cespedes Societe Generale - Analyst

Christian Faitz Kepler Cheuvreux - Analyst

Michael Leuchten Barclays - Analyst

Tim Race Deutsche Bank - Analyst

Luisa Hector Exane BNP Paribas - Analyst

Keyur Parekh Goldman Sachs - Analyst

Marietta Miemietz Primavenue Advisory Services — Analyst

Michie Yana ECM Asset Management

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to Bayer’s first investor and analyst conference call on May 23, 2016 on Bayer’s offer to acquire Monsanto. (Operator Instructions).

I would now like to turn the conference over to Juergen Beunink, Investor Relations of Bayer AG. Please go ahead, sir.

Juergen Beunink  - Bayer AG - Manager, IR

Thanks. Ladies and gentlemen, good morning and welcome also on behalf of my colleagues to today’s conference call related to our proposal to acquire Monsanto. The call will be hosted by our CEO, Werner Baumann; our CFO, Johannes Dietsch; and Liam Condon, Member of the Board of Management and the Head of the Crop Science division.

We really appreciate that you could join our call on such short notice. We ask for your understanding that we will close the call after one hour and limit the Q&A session to two questions per person. The webcast of this telephone conference will also be made available. For our colleagues in the US time zone, we will host a second call at 2:00 PM central European summer time.

Before we start I’d like to draw your attention to the legal information at the beginning of the presentation.

I would like to hand over now to Werner Baumann.

Werner Baumann  - Bayer AG - CEO

Thank you, Juergen. Good morning, ladies and gentlemen, and thank you for joining our conference call today.

It is my pleasure to announce our proposal to acquire Monsanto.

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional three billion people in the world by 2050.

At Bayer, we are passionate about tackling large societal challenges through innovation, science, and always with the utmost responsibility. It is our core capability to develop innovative businesses in the life sciences and turn them into leaders creating superior value for our shareholders, employees and society at large.

We have long respected Monsanto’s business and share their vision of an integrated business that we believe is capable of generating substantial value for Bayer, Monsanto, and all of our key stakeholders. As a matter of fact, we had discussions on multiple occasions in the last years regarding potential avenues to realize our shared vision from cooperation in specific areas to R&D agreements.

Following thorough consideration and preparations we strongly believe that it is actually the combination of the two businesses that’s captures best the inherent value and we are fully committed to pursuing this transaction.

This transaction represents a compelling opportunity for Monsanto shareholders. As outlined on slide 4, we are proposing an all-cash offer of $122 per Monsanto share, representing a premium of 37% to the Monsanto share price of $89.03 on May 9, 2016, the day prior to our offer.

We believe our offer represents the best opportunity for Monsanto shareholders to generate immediate and certain value at a substantial premium.

Our offer would not be subject to a financing condition. We intend to finance the transaction with a combination of debt and equity. The expected the equity portion represents approximately 25% of the transaction’s enterprise value, and is expected to be raised primarily via a rights offering.

We are highly confident in our ability to finance the transaction, based on advanced discussions with, and support from, both Bank of America Merrill Lynch and Credit Suisse. We are also confident that we will obtain the necessary regulatory approvals.

The transaction represents a major step forward for our crop science business and would reinforce Bayer as a life science company with leadership position in its core business segments.

Through the combination with Monsanto, we would create a fully integrated leader in the agricultural industry. We will be able to offer a broad product portfolio across seeds and traits, crop protection, and biologics, and can draw on an R&D platform with capabilities in all relevant technologies and a broad and deep combined product pipeline to deliver better solutions for farmers.

It will also be at the forefront of digital farming, helping to prepare the industry for the next generation of farming.

In combining our two companies, we expect to create substantial value for our shareholders. We have identified significant potential for sales and cost synergies, in line with industry benchmarks.

We expect to realize approximately $1.5 billion total annual synergies after year three, plus additional integrated offer benefits in future years.

We anticipate the deal to be accretive to core EPS by a mid-single-digit percentage, already in the first full year after closing and a double percent — double-digit percentage thereafter.

In addition, we see potential to command a premium valuation for the combined crop science business.

When you look at the criteria we have set out for our portfolio divisions, it becomes apparent why this combination strongly fits into our life science’s strategy.

First, we are looking for businesses that have a focus on science-based innovation. Monsanto is highly innovative with a biotech-centric business model and they have leading R&D capabilities and a very high productivity to turning their innovation into sustainable applications for farmers.

Second, in our business model, regulation plays an important role, given the level of innovation and the impact of science. Monsanto is successful with its business model in a regulated industry.

Additionally, it has built a very strong positon in IP and is one of the drivers of technology in the industry.

Third, we are aiming to build industry-leading positions in our businesses. Monsanto is a leader in seeds and traits, with very strong brands and they are at the forefront of digital farming.

Fourth, we particularly aim to identify businesses with strong growth dynamics. Monsanto has an industry-leading secular growth profile and has a strong focus on high growth regions and segments.

Last but not least, we are investing in highly profitable businesses and Monsanto has an outstanding position in that regard. It can claim industry-leading margins and a strong ability to generate cash.

As you see, Monsanto is a strong match in every respect and highly complementary to our business. It is an extraordinary fit and a major advance for us, both at business and at Group level.

A look at the 2015 pro forma life science sales with Monsanto shows the impact on the overall portfolio of Bayer.

Monsanto would add EUR12.7 billion in sales; an EBITDA of around EUR4 billion; and more than 22,500 staff to Bayer.

The healthcare businesses and the agriculture business would be equally balanced and would significantly add to our leadership claim in life science.

More specifically, and turning to our crop science business, the combination is about bringing together leading crop protection and seeds and traits businesses with a larger range of products and targeted solutions for farmers.

The combination would diversify the portfolio across geographies, indications and crops, resulting in lower business risk while supporting further growth potential as there is limited overlap.

The combined best in class sales force would use its global network to make a comprehensive product portfolio available to an ever-wider range of consumers and benefit from significantly enhanced access to farmers.

Put simply, in bringing together these two businesses we would create an innovation powerhouse with a strong R&D pipeline in crop protection, seeds breeding, as well as herbicide tolerance and insect-resistance traits.

Furthermore, we would create a leading platform in biologics and digital farming. The combined businesses’ innovation potential would be extraordinary and in turn help farmers from around the world close the productivity gap in agriculture.

Let me now hand it over to Liam Condon.

Liam Condon  - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Thank you, Werner.

The proposed transaction is driven by our strong belief that while our industry has to take on enormous challenges this combination is a powerful response.

By 2050 the world’s population is expected to grow by an additional 3 billion people. This represents about six times the population of Europe today.

A significant productivity increase of 60% is required to feed the planet. Rising protein intake will further exacerbate the problem. Land available to grow food, however, is expected to decline by around 17% per capita during the same period.

If we factor in the effects that climate change may have on yields, what emerges is a significant gap between food requirements and production levels.

Innovative and integrated solutions are required to close this gap. This transaction represents the kind of revolutionary approach to agriculture that will be necessary to sustainably feed the world.

The fundamental challenges affecting the agriculture industry can be directly translated into a new set of requirements that farmers have in conducting their business in the next years.

They have to make the right choice, in the best performing seed varieties, in the way the operate their farms and the economic use of key input factors, such as seeds and traits, fertilizer and crop protection. Only then can they achieve optimal yields in a more sustainable manner.

For the agriculture industry this means the need and the opportunity alike to provide a new set of offerings, summarized in what we call the next generation of farming: tailor-made solutions for individual farmers catering to their very complex requirements across different geographies and product categories; the need to have innovation capability at scale to be at the forefront of these developments; and the glue between all product and input elements, a digital farming solution, which leverages technology to a maximum for farmers and the environment.

The proposed combination of Bayer and Monsanto will form a new global leader in an industry worth about EUR85 billion today. We are convinced that the combined business will be suited ideally to cater effectively to the requirements of farmers and the challenges of the industry, because it has equal and meaningful strengths in both agrochemicals and seeds.

The business combination would, for example, bring together Bayer’s best-in-class crop protection portfolio and our focus on plant health, chemistry, biologics and comprehensive life science technology platform with Monsanto’s best in class seeds and traits portfolio; its operational and scientific focus on yield; its breeding and trait development; and advanced digital applications.

By combining both companies’ commitment to quality and passion for innovation, we would be able to create a highly integrated product offering and industry-leading R&D for our customers worldwide.

Slide 13 will give you the impression of what we mean by integrated offering. The combination of Bayer and Monsanto would enable us to fully optimize all input factors a farmer needs over the growing cycle. In combination with our superior services, like intensive consultancy and innovative digital farming solutions, our customers will benefit from enhanced yields and sustainability.

A look at the pro forma combined product portfolio shows the high complementarity of the combined business. We will be able to provide our customers with a superior offering across all relevant product segments worldwide.

In addition to broadening our product portfolio, Bayer and Monsanto’s integrated offering would significantly expand our global reach. The combined business would almost quadruple Bayer’s presence in North America, which is of particular importance, given the financial significance, and double Bayer’s presence in the important Latin American region.

The proposed combination of Bayer and Monsanto would create an innovation powerhouse with capabilities and critical mass in all relevant R&D platforms and technologies, ranging from breeding and traits, chemical and biological crop protection to digital farming.

Our combined pro forma R&D spend would amount to around EUR2.5 billion. The combined best-in-class R&D pipeline would enable us to better serve our customers and address their challenges and needs.

The combined business would be best positioned to make new advances in agriculture.

Slide 17 shows a selection of our joint innovation capabilities and how they stack up with challenges and needs of our customers. The challenges and needs that farmers are facing today are extremely broad and require much more targeted solutions in the areas of strengthening plant health and harvests.

Let me give you two specific examples. If farmers struggle with breaking insecticide resistance, Bayer’s innovative insecticides and Monsanto’s new BT trait technology will be under the same roof. Bayer’s hybridization platform along with Monsanto’s breeding technology will greatly help farmers in the future to improve their wheat yield.

Looking to the next 10 to 15 years, the combined business will be extremely well positioned to tackle complex issues that farmers will face above all with a focus on sustainability.

By 2025, we believe farmers can rely on much higher predictability of yield and input. There will be a very strong element of advice and service in the offering, ease of application will be key and we will see major advances in sustainability.

Consequently, the agriculture industry is expected to see an extension in the business model and new ways to address the needs of farmers at farm and field level.

A significant portion of sales will be related to technology and service with the main input ingredients of today integrated into a tailor-made solution.

Both companies to date have already turned their attention to digital farming; in the case of Monsanto including multi-billion dollar investments and we expect that the capabilities of the combined business will greatly contribute to superior offerings being available to farmers in the years to come.

With that I will hand over to Johannes Dietsch.

Johannes Dietsch  - Bayer AG - CFO

Thank you, Liam. So, as you can see, this combination would bring significant short and long-term benefits to farmers across the globe; and, they would translate into attractive financial benefits for Bayer and its shareholders.

The preliminary analysis, which we expect to verify through the due diligence, shows that the combination will generate potential sales and cost synergies.

Cost synergies in line with industry benchmarks would be driven by the optimization of product supply chains, marketing and sales and R&D teams, as well as the overhead reduction.

Topline growth is expected to come from customized product combinations and integrated solutions across geographies. We envisage total synergies to amount to approximately $1.5 billion after year three, plus additional integrated offer benefits in future years.

We expect the combination to be core EPS-accretive by a mid-single digit percentage in the first full year after closing and a double-digit percentage thereafter.

It would have a positive impact on our earnings and margin development, both at crop science and Group level.

Overall, we are convinced that the combined business should be able to claim a premium valuation.

As you know, Bayer is always committed to creating value for its shareholders. With this transaction we will continue to do so.

By transforming Bayer into a life science company, we have increased our market capitalization by a factor of about four since 2004 and have successfully integrated large and complex companies into our portfolio.

We are very confident we will maintain the strong integration track record, which we have built in the past. We assume that integrating Monsanto from a business perspective will be no more complex than some of our previous acquisitions, such as the Schering acquisition in 2006.

For instance, total headcount in both cases is about the same size. In terms of legal entities this combination is far less complex than the Schering acquisition. Here we are talking about 37 major subsidiaries compared to 154 subsidiaries in the case of Schering.

We are very confident that our proven processes and experienced management team, as well as superior execution enable us to deliver on our promises.

On slide 21 we have compiled an analysis of some of our larger transactions to provide proof of our execution capability. We have limited this review to cost synergies, but the message is clear: we deliver on the synergies we identify and the result is strong value creation for shareholders.

Let me spend a moment discussing how this transaction would affect Bayer from a finance perspective.

Despite a larger amount of debt financing that this transaction will require, we target an investment grade rating immediately after closing of the transaction and remain committed to a single A credit rating category in the long term.

To ensure this, we plan to take a disciplined approach to deleveraging our balance sheet and we believe that the strong cash flows of the combined business would contribute to improving our financial profile.

Our commitment to deleveraging is more than simple words. We have a proven track record of quickly deleveraging our balance sheet after large transactions and we aim to reduce anticipated debt levels from the combination with Monsanto in the same timely and disciplined manner.

Now I’m handing back to Werner Baumann.

Werner Baumann  - Bayer AG - CEO

Thank you, Johannes. Execution of our stated strategy, namely driving profitable growth in an innovation-driven industry with a growth profile of their own, has rendered superior returns for our shareholders. We will remain focused on that strategy across all our businesses.

In pharma, we will place particular attention on the maximization of the value of launch products. We aim to advance the early and mid-stage pipeline.

In marketing and sales our focus will be on driving commercial excellence and we will continue to explore opportunities for partnerships, innovation and bolt-on acquisitions.

In consumer health, we are very well positioned to have strengthened this business recently with the acquisitions of Merck OTC and Dihon.

Priority will now be placed on the globalization of established brands and the launch of our innovation pipeline. In emerging markets, we will advance our focus strategies.

Overall, we want to capitalize on the synergy potential from recent acquisitions, while we remain open to incremental add-ons and alliances.

Let me briefly summarize why we believe this transaction to be a compelling transaction for shareholders of Bayer and Monsanto alike.

Monsanto shareholders benefit from an all-cash offer that provides immediate and certain value at a substantial premium.

In accepting this offer, Monsanto shareholders can capitalize on the benefits of an integrated business model, which Monsanto has also been advocating for quite some time now.

For Bayer shareholders this transaction is highly attractive. It is highly value accretive as the creation of an integrated leader in agriculture provides substantial synergy potential; will be earnings accretive; enhance earnings growth; and generate strong cash flows.

So, what are the next steps? Let me first refer to the history of this transaction.

On May 10, we had a meeting with Monsanto where we handed over a letter with our private proposal. On May 18, Monsanto publicly disclosed that they received our private proposal. On May 19, we confirmed the preliminary discussions we had with Monsanto.

Due to further market speculation and stakeholder enquiries, we decided today to make our private proposal public.

We are looking forward to discussions with Monsanto and are prepared to proceed immediately with due diligence and negotiations to achieve an agreed transaction. So, you see that we are fully committed to this compelling transaction.

This concludes my remarks. Thank you for your time and we will now be happy to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Sachin Jain, BofA Merrill Lynch.

Sachin Jain  - BofA Merrill Lynch - Analyst

Two questions, one high level and one financial. Firstly, stocks obviously reacted negatively to the rumors and the announced release. I guess part of this is based on investor surprise at change in business mix away from healthcare within life sciences.

So, I wonder if, just on very high level, you can comment on the capital allocation decision of crop versus healthcare, just how the Board and yourself are viewing the risk reward on the two divisions and returns in crop versus healthcare.

And then, secondly, on the leverage, quick numbers suggest you’re 5.5 times net debt to EBITDA immediately post-deal. Is that roughly right?

And could you just give a bit more color on what discussions you’ve had with the rating agencies around that leverage and the average financing cost you expect to achieve? Thank you.

Werner Baumann  - Bayer AG - CEO

Yes, thank you, Sachin, I will take your first question and then Johannes Dietsch will talk and answer the question on leverage.

When we discussed the merits of this transaction, there are a number of very important considerations you have to look at.

We think that we are very well positioned to take the step in the combination with Monsanto. We think that it is a highly attractive value proposition to both shareholder bases alike; and, we see an attractive biotech and technology driven business, that we can make better and then, together with our business, tap into opportunities to drive further growth and an even better financial profile.

That was also very apparent to our Management Board and, at the same time, Supervisory Board. You may have seen that the proposal to make this offer to Monsanto, was unanimously approved and supported by Management Board and Supervisory Board alike.

In terms of value generation, there are two data points that may help you assess our proposal. Number one, the very rapid core EPS accretion, that will also lead to a higher ability to pay cash dividends; as a matter of fact, already in year one, after completion of the transaction, a mid-single-digit increase, based on the $122 and, second, double-digit increases in core EPS, per share, in the years thereafter.

We will also earn our cost of capital, and the premium above, starting after the third year of the completion of the acquisition. Then it’s going to ramp up rapidly, thereafter.

So overall, in financial terms and strategic terms, very attractive from our perspective, and that view is again, shared unanimously by our Boards.

Johannes Dietsch  - Bayer AG - CFO

Yes, Sachin, your question on leverage. As announced, we will finance this transaction with 75% of debt. This will bring us in the leverage to above 4 overall.

We have also preliminarily weighting assessment, as you may have seen, the announcement from S&P, saying that with this higher leverage, we will have a chance to go down in the rating by not more than two notches, to a BBB flat.

With this high leverage at the beginning of the transaction of the closing, we will be able to quickly deleverage and come down from that level in the subsequent years.

Sachin Jain  - BofA Merrill Lynch - Analyst

Thank you.

Operator

Pete Verdult.

Pete Verdult  - Citi - Analyst

Two questions. Firstly, for Liam or Johannes, the long term rationale of Monsanto is clear. But even if one assumes that your opening bid is successful, one has to take a very long term view, to see Bayer generate return above the cost of capital.

So can you just discuss your thinking here, Liam, as well as implications, were this transaction not to proceed?

Then second one is just on clarification on a few issues, just on synergies, timing and tax. Can you just clarify that the $1.5 billion is a net synergy number?

A deal of this size would mean any closing unlikely to happen until the end of next year. And just can you confirm that there is not much by the way of tax synergies? Thank you.

Werner Baumann  - Bayer AG - CEO

Yes, so let me first hand it over to Johannes, for the first two questions. I will take the third question then.

Johannes Dietsch  - Bayer AG - CFO

Well, the long term view of cost of capital, as Werner just mentioned just before, we see that we are earning a premium of a cost of capital, already in year three.

We will, of course, generate substantial value for our shares, with the $1.5 billion synergies. We will manage the shareholder value creation with the financing, as well as the combination of Monsanto and Bayer, in a very disciplined manner, that we execute on our promises to create value for our shareholders.

Werner Baumann  - Bayer AG - CEO

So Peter, the $1.5 billion annually that will then be further complemented by benefits of the integrated offering thereafter, is a net number. Yes, so it is a net number you see there, and it does not include any tax benefits. So that is not included in the number, it is operational synergies.

Pete Verdult  - Citi - Analyst

Thank you. And timing of the deal?

Juergen Beunink  - Bayer AG - Manager, IR

Timing of closing?

Werner Baumann  - Bayer AG - CEO

The timing of closing, yes, your perspective depends a little bit on the response of the Board of Directors of Monsanto.

We are waiting that response, and that will then also give a perspective on how we can proceed here. But at this point in time, too early to tell.

Juergen Beunink  - Bayer AG - Manager, IR

Next question please.

Operator

Florent Cespedes.

Werner Baumann  - Bayer AG - CEO

Maybe, I’m sorry, I have to correct myself, there’s about — there’s a small amount of tax benefits in this number, which I confirm in a few minutes.

Juergen Beunink  - Bayer AG - Manager, IR

Next question please.

Operator

Florent Cespedes.

Florent Cespedes  - Societe Generale - Analyst

Societe Generale; two quick ones. First, regarding the leverage of your Company. In order to deleverage Bayer, could you decide to dispose of some assets. Covestro is already on track, but could you go further, and decide to sell other businesses, such as potentially animal health?

Second question to follow up on capital allocation, Werner, could you tell us what convinced you to acquire Monsanto versus spending the same amount of money to acquire businesses in pharma and biotech space?

And maybe just a last one, is a break-up scenario a potential scenario for Bayer, going forward? Thank you very much.

Werner Baumann  - Bayer AG - CEO

Jo, please.

Johannes Dietsch  - Bayer AG - CFO

Maybe Florent, I can take the first here, about potential asset disposals. We have clearly stated that we want to finance this acquisition with equity and debt. There are no asset disposals foreseen to finance this transaction.

Of course, we will stay with our statement made before, regarding Covestro, that in the medium term, we intend to reduce our shareholding to zero. But we are not in a need now to have a fire sale of that asset.

Of course, we have made our calculations clearly without any additional disposals. Nevertheless, we constantly monitor all our portfolio positions, and also have, on a regular basis, an update on our business being in the portfolio, or maybe even better developed also outside.

The question regarding capital allocation, pharma and biotech versus crop, I would like to hand back to Werner.

Werner Baumann  - Bayer AG - CEO

So you are looking at investment alternatives over the question of availability of attractive opportunities, that provide the Company and our shareholders, with superior value creation potential, based on our internal assessment. At this point in time, it’s actually very difficult to see something that is similarly attractive, as we see here, with the proposed acquisition of Monsanto.

At the same time, you also know that this industry is in a stage of overall consolidation. The value proposition overall is significant for one of our core businesses. That’s why we decided, also from an overall perspective on the entire portfolio, that this is the right and next step for the Company.

In terms of the way we see the business going forward, in terms of your question regarding a break-up scenario, we are looking at our Company as a life sciences company that stands strongly on its three core businesses now and also in the future.

That is exactly the reason why we are now taking the step, with this offer, for the Monsanto business, to actually strengthen the crop business, under the umbrella of Bayer into a leading — a very strong leading player in the crop industry.

Consumer is well positioned as a co-leading number one in its relevant segments of the OTC industry. At the same time, we have a strong position as a midsized player, not a dominating player, but a midsized playing pharmaceuticals, and we will also continue to develop our pharmaceuticals business, going forward.

Florent Cespedes  - Societe Generale - Analyst

Thank you very much.

Operator

Christian Faitz.

Christian Faitz  - Kepler Cheuvreux - Analyst

Kepler Cheuvreux. I have a question regarding your scenario in terms of regulatory approval, sorry. If I look at Monsanto’s Roundup Ready franchise, and your LibertyLink franchise, do you believe there would be regulatory concerns, certainly in the US, regarding the combination of those two? Thank you.

Werner Baumann  - Bayer AG - CEO

Yes, Christian, thanks for the question. Liam is going to take this question.

Liam Condon  - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Yes, it’s — actually, Christian, it’s too early to make any calls at this point in time. We’re going to enter into a discussion with the regulatory authorities. Based on the conclusions that regulatory authorities reach, we will then take the necessary decisions.

But because this is such a highly complementary deal, we see very little overlap and we’re very confident of getting all necessary regulatory approvals.

Christian Faitz  - Kepler Cheuvreux - Analyst

Okay, thank you very much.

Operator

Michael Leuchten.

Michael Leuchten  - Barclays - Analyst

Two questions please. One, just as you promised, going — to go back to the synergies, on the $1.5 billion can you give us an idea of how much of that is also operating expense based, and how much of it is topline based?

And then in terms of phasing, presumably that the topline synergies will take quite a bit longer. So what’s the timeframe for the different buckets?

And then just a question again, broader speaking, about the market reaction so far, to the speculation and, also, today’s announcement. What do you think the market’s missing in terms of the deal that you’ve tabled? Thank you.

Werner Baumann  - Bayer AG - CEO

So the first question is being answered by Johannes Dietsch. I will then answer the second question, Michael.

Johannes Dietsch  - Bayer AG - CFO

So Michael, yes, about synergies, we are, at this point in time, not able to provide more details. We state $1.5 billion net, after year three. It consists both of cost synergies and topline synergies.

We also made one more sentence here. In the slides, you may have seen, that we expect a significant more top line synergies thereafter, from the integrated offering, which now only takes more time to come.

So at this point in time, the only thing what we can reveal is clearly $1.5 billion after year three, with more to come thereafter.

Werner Baumann  - Bayer AG - CEO

Yes, Michael, on market reaction, the market reaction shows that there is quite a bit of explaining that needs to be done on our end.

I hope that you got a first piece of explanation and rationale during today’s call, also with the presentations.

I think if you look at the different components of why we think it is such an attractive proposition, whether it is the long-term and secular trend growth that is driven by the significant unmet societal needs; whether it is the bringing together of core capabilities, into a very, very strongly leading company under our management going forward; or quite frankly, the compelling financials with very early on EPS accretion, and also the ability to earn a return at and afterwards above our weighted average cost of capital after year three, speak for themselves.

It may not well be well understood, or not well enough understood. There’s certainly also an element of surprise, which I will not deny.

Not necessarily based on the stated strategy of the Company, but based on the perception of the market given a number of healthcare investments in the past.

We have always been very clear that we are looking at our Company, not as a healthcare company, but a life sciences company and we aspire to develop all of our businesses into leading businesses in their respective industries.

So in that context, it is entirely in line with our corporate strategy, even though market perception may have been different.

The combination of those two may explain the market reaction, we stand ready to engage with all our investors and shareholders in discussions to explain and take our discussion from there. That’s why we are going to be visiting you in the next weeks to come.

Michael Leuchten  - Barclays - Analyst

Thank you.

Operator

Tim Race.

Tim Race  - Deutsche Bank - Analyst

Deutsche Bank. So first of all, just on the ability to invest in pharma.

Investors generally believe that you need to invest in long-term pipeline and the regeneration of your pipeline. How does this deal impact your ability to invest in the pipeline? Or is this your solution to that sort of lack of pipeline, and perhaps a de-focusing of pharma going forward?

And then a question just on the crop side itself, what happens if this deal doesn’t go through, or what would have been the case if you didn’t do this deal?

Do you see that the consolidation in the industry would be harmful for Bayer’s business going forward? And what other solutions were there potentially on the table for you?

Werner Baumann  - Bayer AG - CEO

Yes, thanks, Tim, for both questions. The first question our ability to invest in pharma, we are not feeding Peter by starving Paul here.

So it is very clear to us that we will, and of course want to, continue to invest into all of our businesses. The ability of major inorganic growth for the next years to come, during the phase of deleveraging will, of course, be limited for both consumer and pharma.

So there is nothing of large scale and transformational nature that can be done in pharma, but there’s plentitude, a multitude of other things we are doing.

We are significantly stepping up our investments into early technology acquisitions, for example, with our CRISPR-Cas investments we are very active in business development and licensing. We can also look at other means to further develop our pharmaceuticals portfolio.

As we stand currently, we, of course, have a fairly strong early pipeline that is going to reach mid-stage pipeline status over the next years to come. That is then also going to shed a perspective on our ability to grow the pharma business in the 2020s.

Right now we see our pharma business with continued very, very strong operational performance that gives us confidence that that can — that business will continue to have operational traction and, at the same time, is able to renew its product pipeline to a large extent with what we have currently in the Company.

Now, let me hand over to Liam to answer the second question.

Liam Condon  - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Yes thanks, Tim, so as you know we have a very competitive business today. We believe, also, without Monsanto we would have a very competitive business going forward.

However, for us the rationale here is simply we see a tremendous opportunity for value creation going forward. We believe if we combine basically the innovation powerhouse of Monsanto with their seeds and traits capabilities, together with our crop protection innovation both today and what’s in the pipeline, that we can create an innovation powerhouse going forward.

So there’s a tremendous opportunity in here to create additional value, which is beyond what we can create purely by ourselves.

But even as a standalone we would continue to be a competitive company, so this is driven, this whole rationale is driven by growth and innovation.

Tim Race  - Deutsche Bank - Analyst

Thank you.

Operator

Luisa Hector.

Luisa Hector  - Exane BNP Paribas - Analyst

Exane BNP Paribas. I just want to go back to the synergies and just confirm then that the $1.5 billion is a mixture of cost, sales, and tax synergies, but you’re unable to give any information on the split; however, we should assume the sales synergies take longer to deliver?

And then specifically on those sales synergies, I’d just like to understand how confident you are, why you think you can achieve them, if they relate to specific geographies for example, and where are those tax benefits coming from, because the companies appear to have very similar tax rates? So that’s on the synergies.

In terms of Monsanto, I just thought I should check whether there’s any political considerations here, given that there is opposition to GM, so in Europe, for example?

And I believe there is a renewal of the glyphosate’s license in Europe, a decision to be made. Just wondering whether that has any — a material risk to the deal? Thank you.

Werner Baumann  - Bayer AG - CEO

Yes, thank you, Luisa. Johannes Dietsch is going to answer your questions one and three. Liam is going to answer your second questions; and I will take the last two questions you have posed.

Johannes Dietsch  - Bayer AG - CFO

Yes, Ms. Hector,you are absolutely correct. There’s actually not more to say than the $1.5 billion of our net synergies.

The tax portion in that is only very, very small. Since you’re rightly correct with your statement that the effective tax rate of both companies are of similar magnitude. I saw with Monsanto a rate of 27%; we are guiding this year for 24%. Combining the business we may have the chance to have an overall tax rate which is beneficial. However, it is not a major portion of our synergy calculation that comes from other.

Liam Condon  - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Okay, so thanks a lot for the question. So related to our confidence and ability to achieve the sales synergies, this is based on the fact that we already have today an operating model where we in certain parts of our business have an integrated model, for example, in Canola, or in cotton, which is highly successful, where we also have very, very strong market positions and very profitable positions.

Going forward, we’re convinced basically if we can combine the best seeds and traits in the industry, the best genetics in the industry, with the best crop protection in the industry, together with the best agronomic advice, this is a very compelling model. It’s not built on theory; it’s actually built on our practical experience in areas of our business, which we then want to broaden when we do the transaction with Monsanto.

Werner Baumann  - Bayer AG - CEO

Before I jump into answering questions four and five, let me clarify one point, because it kind of sounded ambiguous back and forth, since we have, of course different packets of value creation that make this transaction so attractive to us.

The $1.5 billion we mentioned do not include taxes, so there’s zero taxes in there. The value creation by these synergies is entirely operational in nature. Growth synergies, of course, come thereafter and I think that has been outlined quite well.

So now let me come to major political considerations. There is a political aspect to Monsanto, actually, in a number of different aspects. The US presidential elections are ongoing. It may well be that this topic is going to be picked up. We don’t know that.

At the same time, looking at political and regulatory environment, and with that also coming to the topic of glyphosate and the pending renewal of the glyphosate authorization in Europe, yes, as you would expect us to do, we have looked at it. We do understand the risk and the exposure that does exist, also in different grades of a potential renewal or non-renewal. It would not affect the overall offer and proposal to acquire Monsanto.

Juergen Beunink  - Bayer AG - Manager, IR

Next question, please.

Operator

[Mick Ready].

Keyur Parekh  - Goldman Sachs - Analyst

It’s actually Keyur Parekh from Goldman Sachs. Just a couple of clarification questions please. One, as you think about returns from this transaction exiting cost of capital, should we think of those — the cost as being — cost of capital being 7.6% that’s on the annual report, or should we think about it as being the cost on incremental capital that you are likely to raise for this transaction? If you just provide some numbers around it that would be helpful.

Secondly, to the extent that you’ve already engaged with some of your stakeholders, your shareholders on Thursday/Friday, just help us think about what is — what has been the feedback from them. Where do you think there is areas of continued misunderstanding regards this transaction?

And then lastly, I understand that you’re still waiting for feedback from Monsanto. But as and when you do get to a transaction can you talk about what the regulatory hurdles around this transaction might be? That’s one.

And secondly, have you explored any other transaction structure with Monsanto? How did you come to the conclusion that owning this 100% was the right thing for Bayer shareholders? Thank you.

Werner Baumann  - Bayer AG - CEO

Okay, thank you, [Mick], for your questions. Johannes Dietsch is going to answer the first question on returns and varied average cost of capital. I will then take stakeholder feedback and structure of the proposed transaction. Liam Condon will, thereafter, answer your question on the regulatory perspective.

Johannes Dietsch  - Bayer AG - CFO

Well, we are using for our calculation, I can be precise here, for our US dollar acquisitions [mark of] 7.7%.

Werner Baumann  - Bayer AG - CEO

All right, thank you. So now on stakeholder feedback, we got quite a number of inbound calls after we had to confirm the discussions on early Thursday morning European time. I would call the general feedback as fairly consistent, in so far that it was a surprise for many of our shareholders that we were going into a substantial strengthening of our crop science business, as obviously a number of people have expected that we will continue to focus our inorganic growth, primarily and predominately, on the businesses in the healthcare part of our portfolio. I think that was one.

The second one very clearly, the lack of information. We could not communicate at that point in time, what we are communicating and discussing today, very important things in order to be able to properly assess the attractiveness of the proposed transaction, such as what is the financing structure we are using? How much equity do we need?

What is the leverage we can take on while still maintaining a solid financing profile and an investment grade financing? What is the level of synergies we do expect? How does the ramp up of the synergy generation going to look like? What does it mean in terms of accretion dilution analysis? And how fast can we delever in order to regain more flexibility?

That is exactly what we are doing now, starting today, to put you in a position to better understand the proposed transaction. But these were I think, by enlarge, the questions that were out there that were asked.

In terms of structure of a transaction, there are very, very different ways to look at different possibilities to actually join forces between companies. We have actually probably together with other companies in the industry entertained many, many, many years of discussions, I also mentioned it earlier in my presentation, on how to reap the value potential by combining forces in select areas or also actually in other contractual arrangements.

Over the years, a lot of discussions took place without any progress in terms of tangible outcome and as usual, it is not an issue — was not an issue about strategic alignment. But it was an issue about how do we do this to the mutual benefit of both companies, and that was simply always an issue that looked quite symmetrical.

The second point I would make on this one is that other structured combinations, such as things that people are thinking about, why don’t you do a contribution deal and so on? Why don’t you do joint ventures?

These typically come with significant negative tax consequences that make the value proposition that is going to be nullified, so it just doesn’t work to do it this way, as long as we are clear that we want to continue to strategically develop this business.

Any business can be bought and sold. But it’s a question of the Company strategy on whether we believe that we have a position in this industry that enables us to lead and develop these industries, and to do that to the mutual benefit of all stakeholders. That means shareholders, customers, employees and other stakeholders out there alike.

That’s why we’re utterly convinced that this is only going to work if we take the lead here and that’s what made us make the proposal to the Monsanto Board.

Liam Condon  - Bayer AG - Member of the Board of Management & Head of the Crop Science Division

Okay, thank you very much for the question on regulatory and I don’t want to pre-empt any of the discussions we will have with regulatory authorities, but would just highlight again the high complementarity of this deal both from a product and from a geographic point of view.

We don’t foresee any major issues with regulatory authorities. But we will be going through a diligent process and I think we have a very good track record of dealing with regulatory authorities and ensuring any and all of their concerns are taken into account, so that we consummate this deal.

There is one element unique to the US, which we will also take into account, which is CFIUS, the committee on foreign investment in the US, which looks at national security issues.

Here we don’t see any issues at this point in time, it’s maybe of interest to note that Bayer actually has more employees than Monsanto in the US today, and that we’ve actually been in the US for a longer period of time than Monsanto.

I think we’re a very trusted company in the US, but also here we’ll go through a diligent process and ensure that any and all concerns of regulatory authorities are taken fully into account and that we can consummate this deal.

Juergen Beunink  - Bayer AG - Manager, IR

Next question, please?

Operator

Marietta Miemietz.

Marietta Miemietz  - Primavenue Advisory Services - Analyst

Primavenue. The first one is just a small clarification question on your core EPS accretion numbers. Can you just let us know what number of shares this is based on? In other words, is that before or after the rights issue and should we potentially be looking at dilution for some years at least following the rights issue?

And then the second question, just coming back to the deal structure, so to me also a JV would have intuitively made a lot of sense, would have really reduced the risk and the leverage. I understand from your answer to the previous question that your reason for not doing a JV was mainly financial, for example tax.

Then we have to envisage the possibility that the deal won’t go through on the terms you proposed, so if you had to pay significantly more and you reach a tipping point where the JV looks potentially more attractive financially, would you then consider it or are you actually ruling out a JV at this stage? Thank you very much.

Werner Baumann  - Bayer AG - CEO

So Johannes Dietsch is going to answer the first question and I will then take your second and third question Marietta.

Johannes Dietsch  - Bayer AG - CFO

Many thanks for this question on our core EPS calculation. We mentioned that we want to finance this deal with 25% of equity with the vast majority being in rights issue.

With the rights issue we have an instrument at hand here in Europe, where we have a standard approach to raise new capital with discounted shares and, in contrast to the at-market capital rising, shares will be initially offered exclusively to the existing shareholders, by the way of subscription rights. The rights enable then shareholders to subscribe to new shares with a guaranteed allocation.

If someone does not want to subscribe to the new shares with the high discount then they can sell their subscription rights in the market, and that has some value.

So whenever you calculate your core EPS you should take into account this effect of a rights issue, which will be the major portion of our equity piece.

Marietta Miemietz  - Primavenue Advisory Services - Analyst

So just to be clear, when you’re talking about double-digit accretion, at some point, that will be despite the dilution; so that will be on the higher number of shares that you’re anticipating following the rights issue?

Johannes Dietsch  - Bayer AG - CFO

Yes, now, you say clearly on fully dilutive basis, that will include all equity measures and of course also the rights issue.

Werner Baumann  - Bayer AG - CEO

Marietta, let me [ask] your second and third question together. JV structures do make sense if there is a clear strategic perspective on both sides of that JV.

We have, in the past, I think been very outspoken that we would only engage in JVs if the strategic end game for either partner is clear and compelling. But we would not look at open ended JVs, because it is actually fairly complex, from a structure perspective, to do this.

It is being done in other areas where one side of that JV has made a strategic decision to in the long-term exit and then, for a multitude of reasons, may be engaged for a transitional period of time.

Here a situation where both sides of the table look at the ag businesses as strategic entities and looking at subsets of our businesses to contribute them into joint ventures, while there were some preliminary discussions way back when on how could we do things together contractually; and, would one or the other structure enable us to do something.

It always came back to how do we get a fair share in value share on both sides of the party. Without belaboring it and going into too much detail, it actually never gained traction.

We firmly believe that with the attractiveness of the offer that is on the table, the Monsanto shareholders will see through the high attractiveness and value creation.

I guess, with the first part of the answer, I’ve also answered the second part of your question. We don’t see a joint venture structure here for us as the right thing to do.

Of course, any joint venture between the two companies would create tax leakage at both ends of the equation.

Juergen Beunink  - Bayer AG - Manager, IR

Next question, please?

Operator

(inaudible).

Unidentified Participant

[Mitchie Yana, ECM Asset Management]. Just have a question to Johannes. You mentioned about an investment grade rating and a full-time pro forma leverage upon completion. What’s your thought on, especially on the hybrid bonds, they are BBB flat, are you willing to see the other hybrid bonds going below investment grade?

And would the 75% debt, would that be all just the straight bonds or would you also consider hybrid structure?

Johannes Dietsch  - Bayer AG - CFO

Yes, thank you, [Mitchi Yana] for the specific questions. We are targeting investment grade rating that is at least BBB minus then. With the existing hybrid bonds they would then fall into the non-investment grade, which is correct.

Of course, we are in discussions with rating agencies and we see how we can manage this rating process during the process.

With regards to the financing structure and the debt piece, yes, we included also the idea to issue hybrid bonds — new hybrid bonds, but that only to a very limited extent. We will mostly use senior debt to finance the debt piece of the acquisition.

Michie Yana - ECM Asset Management

And just to clarify, the new debt structure would include they hybrid, that would be rated at the non-investment grade?

Johannes Dietsch  - Bayer AG - CFO

Yes, correct.

Michie Yana — ECM Asset Management

Okay, thank you very much.

Johannes Dietsch - Bayer AG - CFO

Sorry, I have to correct myself. If we are going down one notch to BBB+ in our senior rating then hybrid bonds will still be investment grade with BBB minus. It very much depends where we end up, whether it’s a BBB+ or BBB flat.

Michie Yana — ECM Asset Management

Okay, understand.

Johannes Dietsch - Bayer AG - CFO

Okay.

Operator

Excuse me, Mr. Beunink, there are no further questions at this time, please continue with any other points you wish to raise.

Juergen Beunink - Bayer AG - Manager, IR

Yes, also on behalf of my colleagues I’d like to thank you for being with us on the call today, and thank you for your questions. Now, we’d like to say goodbye.

Operator

Ladies and gentlemen, this concludes the investor and analysts conference call of Bayer. Thank you for participating, you may disconnect.

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